Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 16, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Garnero Group Acquisition Co.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2016

File No. 001-36482

Dear Mr. Reynolds:

On behalf of Garnero Group Acquisition Company (the “Company” or “GGAC”), we respond as follows to the Staff’s comment letter, dated March 15, 2016, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Jonathan Burr.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Working Capital Loans, page 140

1.	We note your revised disclosure and response to prior comment 10. Please discuss the material terms of the “certain financial and non-financial covenants” and the impact of the non-compliance on your liquidity. Additionally, please discuss the steps you are taking to cure, obtain a waiver of or otherwise address the non-compliance.

We have revised the disclosure on page 140 of the Proxy Statement to disclose that the material covenants that Grupo Colombo was not in compliance with require the payment of interest due on the working capital loans on certain dates. We have also clarified that, because the lenders have not yet exercised their rights to declare the early maturity of the working capital loans, Grupo Colombo’s non-compliance with the covenants has not had a material impact on its liquidity. Lastly, we have revised the disclosure on page 140 of the Proxy Statement to discuss the fact that Grupo Colombo has commenced discussions with the lenders to renegotiate the terms and conditions of the loans in order to address the non-compliance with the covenants.

Securities and Exchange Commission

March 16, 2016

Consolidated Financial Statements, page FS-1

2.	Please update Grupo Colombo’s consolidated financial statements pursuant to Rule 3-12 of Regulation S-X and relevant disclosures in the next amendment.

As discussed with the Staff, we respectfully believe that Grupo Colombo is a foreign business and accordingly is required to update its financial statements as required of a foreign private issuer as described in Topic 6 of the Financial Reporting Manual (“FRM”). Specifically, as described in paragraph 6110.4 of the FRM, Grupo Colombo is not organized under the laws of the United States or any state thereof, is majority owned by persons who are not U.S. citizens or residents and (a) more than 50% of its assets are located outside of the United States and (b) a majority of its executive officers and directors are not U.S. citizens or residents. Therefore, Grupo Colombo is a foreign business as described in paragraph 6110.4 of the FRM. As a foreign business, Grupo Columbo is required to comply with the age requirements of item 8 of Form 20-F. As described in paragraph 6220.4(b) of the FRM, the age requirements of item 8 of Form 20-F also apply to a foreign target business included in a Registration Statement on Form S-4 or F-4. We note that the Company is filing a Proxy Statement on Schedule 14A which is analogous to a Registration Statement on Form S-4. The age requirements of a foreign private issuer as described in Item 8 of Form 20-F permit audited financial statements of a foreign business to be no more than 15 months old provided that an interim period of at least 6 months is included as well. In this case, Grupo Colombo has provided audited financial statements as of December 31, 2014 which are not yet stale as well as interim unaudited financial statements as of September 30, 2015 and for the nine months then ended. Accordingly, we respectfully believe that Grupo Colombo has met its financial reporting requirements as described above. We therefore have not revised the disclosure in the Proxy Statement in response to this comment.

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Securities and Exchange Commission

March 16, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

JMG:kab

cc: Mr. Mario Garnero